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                            ORTEC INTERNATIONAL, INC.
                                  3960 Broadway
                               New York, New York
                               Tel. (212) 740-6999
                               Fax. (212) 740-2570


                                                                  July 30, 2004


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

         RE:   Registration Statement on Form S-2, as amended
               File No. 333-109027
               Request for Withdrawal

Ladies and Gentlemen:

         1. Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ortec International, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-2, File Number 333-109027 (the "Form S-2 Registration Statement"), as amended, relating to the offering (a) for sale by the Company of (i) 6,000,000 shares of the Company's common stock (the "Common Stock") and (ii) 3,000,000 Class E Warrants to purchase an additional aggregate of 3,000,000 shares of Common Stock, such 6,000,000 shares and 3,000,000 warrants to have been offered in units of two shares and one warrant each, and
(b) of 6,127,318 shares of Common Stock by Selling Stockholders identified in the Form S-2 Registration Statement.

         2. This application is made because Burnham Hill Partners, a division of Pali Capital, Inc., and ViewTrade Securities, Inc., the placement agents who were to sell the shares of Common Stock and the Class E Warrants (in units) in behalf of the Company, have advised the Company that they will not be able to sell such Common Stock and Class E Warrants on the terms contemplated in the placement agent agreement between the Company and the placement agents.

         3. No securities have been sold by the Company or by the Selling Stockholders under the Form S-2 Registration Statement.

         4. The Company may undertake a subsequent private offering of its securities pursuant to Rule 155.



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         Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-2 Registration Statement as soon as possible.

         Should you have any questions regarding this matter, please call our attorney, Gabriel Kaszovitz of Feder Kaszovitz Isaacson Weber Skala Bass & Rhine, LLP at (212) 888-8200 X311.


                                 Sincerely,


                                 ORTEC INTERNATIONAL, INC.


                                 By: /s/ Ron Lipstein
                                     ---------------------------------------
                                     Ron Lipstein
                                     Chief Executive Officer